UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: March 31, 2022

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ENERGY FUELS INC.
Full Name of Registrant

N/A
Former Name if Applicable

225 Union Blvd., Suite 600
Address of Principal Executive Office (Street and Number)

Lakewood, Colorado, 80228
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 (the "Quarterly Report") of Energy Fuels Inc. (the "Company"), was required to be filed on or before May 10, 2022. The Company is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

On January 1, 2022, the Company became a large accelerated filer for the first time and, as a result, the Company has a shortened filing deadline of 40 days rather than 45 days to file its Quarterly Reports. Our filing of the Annual Report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”) was delayed, as the Company (i) became subject to the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2022 (“SOX”), (ii) was required to file seven updated technical reports compliant with Subpart 1300 of Regulation S-K, (iii) had to perform for the first time an International Financial Reporting Standards (“IFRS”) to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) conversion for the presentation of summarized financial information in accordance with Rule 4-08(g) of Regulation S-X to be included in the notes to the Company’s financial statements in its Annual Report, and (iv) had a shortened filing deadline of 60 days rather than 90 days to file its Annual Report. On March 2, 2022, the Company filed a Form 12b-25 in order to seek relief from the March 1, 2022 filing deadline for the Annual Report. It thereafter filed its Annual Report on March 15, 2022 (which was on or before the fifteenth calendar day following the prescribed due date), and because of (iii), above, it also had to prepare and file a Form 10-K/A on March 31, 2022 (the “Amendment”). The delayed filing of  the Annual Report and the filing of the Amendment had the effect of decreasing the time available for the Company to prepare the Quarterly Report in accordance with the shortened filing deadline.

For the foregoing reasons, the Company is unable to file the Quarterly Report by the prescribed filing due date of May 10, 2022. The Company therefore requires additional time to complete the procedures relating to its quarter-end financial reporting process. The Company is working diligently to complete the necessary work. The Company expects to file the Quarterly Report within the five calendar day extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David C. Frydenlund	303	389-4130
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENERGY FUELS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2022	By:	/s/ David C. Frydenlund
David C. Frydenlund
	Title:	Chief Financial Officer